Introduction

The Bank has adopted this Code of Ethics to:

promote honest and ethical conduct, including the ethical handling of conflicts of interest;

promote full, fair, accurate, timely and understandable disclosure;

•	promote compliance with applicable laws and governmental rules and regulations; and

•	deter wrongdoing

The Code applies to the Chief Executive Officer (CEO), the Chief Financial Officer and the Executive General Manager, Group Finance (and any other person who performs similar functions and is designated as subject to the Code by the CEO).

This Code supplements and is additional to the Statement of Professional Practice and other applicable policies and procedures across the Bank. Any changes to or waivers of this Code will, to the extent required, be promptly disclosed publicly.

Standards of Conduct

You should ensure that your conduct always reflects the Bank’s core values of honesty, integrity and trust. You should adhere to a high standard of business ethics.

A conflict of interest occurs where your personal interests or duties interfere or appear to interfere with the interests of the Bank, making it difficult to perform your work objectively and effectively. For example, a conflict of interest would arise if you, or a member of your family, receives improper personal benefits because of your position in the Bank.

You should always act in the best interests of the Bank and should avoid conflicts of interest where ever possible. Where there is any likelihood of such a conflict arising, you should make full disclosure to the CEO (or the Chairman where the conflict affects the CEO) and obtain his approval prior to acting (subject to any overriding legal requirements and the Bank’s Constitution).

Public disclosure

You should be familiar with and comply with the Bank’s disclosure controls and procedures applicable to you. You should take all appropriate steps within your area of responsibility regarding reports and documents filed with regulators and other public disclosures, with the goal of making full, fair, accurate, timely and understandable disclosure in accordance with all relevant legal requirements and Bank policies.

CONFIDENTIAL

You should not knowingly misrepresent, or cause others to misrepresent, facts about the Bank to others, including to the Bank’s independent auditors, governmental regulators and any other regulators, such as the Australian Stock Exchange.

Compliance with laws, rules and regulations

It is Bank policy to comply with all applicable laws and statutory rules and regulations. You should adhere to the standards and restrictions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

You should promote a culture of compliance with all legal requirements within the Bank.

Reporting and accountability

You should report all violations of this Code promptly to the CEO or the Chairman of the Audit Committee, depending upon the nature of the violation (or the Chairman of the Board where the violation affects the CEO), who will take all action he considers appropriate to investigate any reported violation. A violation of this Code may result in such disciplinary or preventive action as the CEO or Board, as the case may be, deems appropriate.

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